SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

RARE ELEMENT RESOURCES LTD.

British Columbia, Canada
(State or other jurisdiction of Incorporation or organization)

Not Applicable
(I.R.S. Employer Identification No.)

Suite 410 - 325 Howe St.
Vancouver, British Columbia V6C 1Z7
Canada
(Address of Principal Executive Offices)

2002 INCENTIVE SHARE OPTION PLAN
RARE ELEMENT RESOURCES LTD.
(Full titles of the plans)

DL Services Inc.
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(Name and address of agent for service)

(206) 903-8800
(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares reserved for issuance pursuant to Incentive Stock Option Plan	5,779,347	US$4.77 (1)	US$27,567,485	US$1,966

(1) The proposed maximum offering price per share and the registration fee were calculated in accordance with Rule 457(h)(1) and (c) of the Securities Act. The proposed maximum aggregate offering price is based on: (i) the weighted average exercise price of Cdn$1.4365 for the 2,723,000 options previously granted under the Incentive Share Option Plan, converted into US$1.4211 based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on October 15, 2010, which was Cdn$1.00=US$0.9893, and (ii) the average of the high and low prices for the Registrant's common shares on the NYSE Amex LLC on October 15, 2010, which was US$7.755 per common share, for the 3,056,347 additional common shares that are available for issuance under the Incentive Share Option Plan.

Pursuant to Rule 416(a) of the Securities Act of 1933, this registration statement also covers any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

PART II.   INFORMATION NOT REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Securities and Exchange Commission are hereby incorporated by reference in this registration statement:

(a)   the Registrant's Registration Statement on Form 20-F (File No. 000-53834) filed with the Securities and Exchange Commission on November 17, 2009, as amended on December 22, 2009 and January 14, 2010;

(b)   all other reports of the Registrant filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), since the end of the fiscal year covered by the amended Registration Statement incorporated by reference herein pursuant to (a) above; and

(c)   the description of the Common Shares contained in the Registrant's amended Registration Statement incorporated by reference herein pursuant to (a) above, including any amendment or report for the purpose of updating such description.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not Applicable

Item 5. Interests of Named Experts and Counsel.

None

Item 6. Indemnification of Directors and Officers.

The articles of the Registrant ("**Articles**") provide that, subject to the *Business Corporations Act* (British Columbia) (the "**Corporations Act**"), the Registrant must indemnify a director, former director, alternate director, officer or former officer of the Registrant or of any affiliate of the Registrant and his or her heirs and personal or other legal representatives against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. For the purposes of the Articles, an "**eligible proceeding**" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Registrant (each, an "**eligible party**") or any of the heirs or legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Registrant (a) is or may be joined as a party; or (b) is or may be liable for or in respect of a judgement, penalty or fine in, or expenses related to, the proceeding, and an "**eligible penalty**" means a judgement, penalty or fine awarded or imposed in, or an amount paid in settlement of, and eligible proceeding. The Articles also provide that, subject to any restrictions in the Corporations Act, the Registrant may indemnify any person.

Under the Corporations Act, the Registrant may indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable and may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding. For the purposes of the Corporations Act, an "**eligible person**" is an individual who (a) is or was a director or officer of the Registrant; (b) is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant; or (c) at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity; "**eligible penalty**" means a judgment, penalties or fine awarded or imposed in, or an amount paid in settlement of, and eligible proceeding; and "**eligible proceeding**" means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; and "expenses" includes costs, charges and expenses, including legal or other fees, but does not include judgements, penalties, fines or amounts paid in settlement of a proceeding.

Payment of expenses actually and reasonably incurred by an eligible party in respect of an eligible proceeding is mandatory under the Corporations Act if, after the final disposition of that proceeding, the eligible party (a) has not been reimbursed for those expenses; and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding. The Registrant may also pay the expenses actually and reasonably incurred by an eligible party in respect of an eligible proceeding as they are incurred, in advance of the final disposition of that proceeding; however, the eligible party must first provide a written undertaking that he or she will repay the amounts advanced if it is ultimately determined that he or she did not fulfill the conditions set out in (a) through (d) of the paragraph which follows.

The Registrant must not indemnify an eligible party or pay the expenses of an eligible party if (a) the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or Articles; (b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or Articles; (c) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be; (d) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful; or (e) the eligible proceeding is brought against the eligible party by or on behalf of the Registrant or by or on behalf of an associated corporation.

However, the Articles provide that the failure of a director, alternate director or officer of the Registrant to comply with the Corporations Act or the Articles will not invalidate any indemnity to which he or she is entitled under the Articles.

Notwithstanding the above limitations of the Corporations Act and whether or not payment of expenses or indemnification has been sought, authorized or declined, the Registrant or an eligible party may apply to the Supreme Court of British Columbia for (a) an order requiring the Registrant to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding; (b) an order requiring the Registrant to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding; (c) an order for the enforcement of, or any payment under, an agreement of indemnification entered into by the Registrant; (d) an order requiring the Registrant to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an such an order; or (e) any other order the court considers appropriate.

The Corporations Act allows the Registrant to purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation.

The Articles further provide that the Registrant may also purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who (a) is or was a director, alternate director, officer, employee or agent of the Registrant; (b) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Registrant; (c) at the request of the Registrant, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or (d) at the request of the Registrant, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity, against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

Indemnity Agreements

The Registrant has not entered into any specific indemnity agreements with any of its current or former directors, alternate directors, officers or employees. However, the Articles provide that each director, alternate director and officer of the Registrant or of any affiliate of the Registrant is deemed to have contracted with the Registrant upon the terms of the indemnity provisions contained in the Articles (as set out above).

Insurance

The Registrant maintains Directors' and Officers' Liability Insurance for its directors and officers.

Item 7. Exemption from Registration Claimed.

Not Applicable

Item 8. Exhibits.

Exhibit Number	Exhibit
4.1	Rare Element Resources Ltd. Incentive Share Option Plan, dated December 11, 2002, as amended
4.2	Incentive Share Option Plan Addendum, dated November 23, 2006
4.3	Incentive Share Option Plan Addendum, dated December 3, 2007
4.4	Incentive Share Option Plan Addendum, dated December 5, 2008
4.5	Incentive Share Option Plan Addendum, dated December 7, 2009
5.1	Opinion of McCullough O'Connor Irwin LLP
23.1	Consent of DeVisser Gray LLP
24.1	Power of Attorney (See page II-6 of this registration statement)

Item 9. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

   (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, on this 18th day of October, 2010.

RARE ELEMENT RESOURCES LTD.

By: /s/ Mark T. Brown
                Name: Mark T. Brown
                Title: Chief Financial Officer

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints Donald E. Ranta and Mark T. Brown, or eith er one of th em, h is tru e and lawfu l atto rney-in-fact and ag ent, with fu ll p ower of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendm ents to this Reg istration Statem ent, an d to file th e sam e, with all ex hibits t hereto and o ther documents in co nnection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and a gents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents of them or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	**Title**	**Date**
/s/ Donald E. Ranta Donald E. Ranta	President, Chief Executive Officer and Director (Authorized U.S. Representative)	October 18, 2010
/s/ Mark T. Brown Mark T. Brown	Chief Financial Officer and Director	October 18, 2010
/s/ M. Norman Anderson M. Norman Anderson	Director	October 18, 2010
/s/ Norman W. Burmeister Norman W. Burmeister	Director	October 18, 2010
/s/ Gregory E. McKelvey Gregory E. McKelvey	Director	October 18, 2010
/s/ Stephen P. Quin Stephen P. Quin	Director	October 18, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1	Rare Element Resources Ltd. Incentive Share Option Plan, dated December 11, 2002, as amended
4.2	Incentive Share Option Plan Addendum, dated November 23, 2006
4.3	Incentive Share Option Plan Addendum, dated December 3, 2007
4.4	Incentive Share Option Plan Addendum, dated December 5, 2008
4.5	Incentive Share Option Plan Addendum, dated December 7, 2009
5.1	Opinion of McCullough O'Connor Irwin LLP
23.1	Consent of DeVisser Gray LLP
24.1	Power of Attorney (See page II-6 of this registration statement)

Exhibit 4.1

Approved by the Board of Directors on
December 11, 2002 and approved by the Members at
the Annual and Extraordinary General Meeting held on December 11, 2002

Rare Element Resources Ltd. (formerly: Spartacus Capital Inc.)

INCENTIVE SHARE OPTION PLAN

December 11, 2002

TABLE OF CONTENTS

Page

INCENTIVE SHARE OPTION PLAN

Section 1. General Provisions

1.1   Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)   "Board" means the Board of Directors of the Corporation;

(b)   "Common Shares" means the Common Shares of the Corporation;

(c)   "Consultant" m eans an individual (or   a com pany wholly-owned by individuals) who:

  (i)   provides ongoing consulting services to the Corporation or an affiliate of the Corporation under a written contract;

  (ii)   possesses technical, business or management expertise of value to the Corporation or an affiliate of the Corporation;

  (iii)   spends a significant amount of time and attention on the business and affairs of the Corporation or an affiliate of the Corporation; and

  (iv)   has a relationship with the Corporation or an affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(d)   "Corporation" m eans Rare E lement Res ources Ltd. (form erly Spartacus Capital Inc.);

(e)   "Discounted Market P rice" m eans the Market Price less the discoun   t set forth below, subject to a minimum price of $0.10:

Closing Price	Discount
Up to $0.50	25%
$0.51 to $2.00	20%
Above $2.00	15%

(f)   "Eligible Pe rson" m eans, subject to all   applicable laws, any director, officer, employee or Consultan t of the Corporation or any of   its a ssociated, a ffiliated, controlled and subsidiary companies;

(g)   "Exchange" means the TSX Venture Exchange;

(h)   "Insider" means:

1

(i)   an insider as defined under Section 1(1) of the Securities Act (British Columbia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

(ii)   an associate as defined under Section 1(1) of the Securities Act (British Columbia) of any person who is an insider by virtue of (i) above;

(i)   "Market Price" means (subject to certain exceptions described in the definition of Market Price in Policy 1.1 of the Exchange Policy Manual) the last closing price of the Corporation's common shares before the issuance of the required news release disclosing the transaction(s) ("notice of transaction") pursuant to which the shares are intended to be issued;

(j)   "Option" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(k)   "Outstanding Issue" is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(l)   "Participant" means Eligible Persons to whom Options have been granted;

(m)   "Plan" means this Incentive Share Option Plan of the Corporation;

(m)   "Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; and

(n)   "Termination Date" means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2   Purpose

The purpose of the Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation, (iv) encouraging the Eligible Person to remain with the Corporation or its Subsidiaries, and (v) attracting new employees and officers.

1.3   Administration

(a)   This Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors. If a committee is appointed for this purpose, all references to the Board will be deemed to be references to the Committee.

(b)   Subject to the limitations of the Plan, the Board shall have the authority

> (i)   to grant options to purchase Common Shares to Eligible Persons,
>
> (ii)   to determine the terms, limitations, restrictions and conditions respecting such grants,
>
> (iii)   to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and
>
> (iv)   to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 1.8 hereof, as it may deem necessary or advisable. The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

1.4   Shares Reserved

(a)   The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall not exceed 2,591,547 common shares with vesting provisions for plans that reserve more than 10%.

The maximum number of Common Shares which may be reserved for issuance to any one person in a 12 month period under the Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.

The number of options granted to any one Consultant or to any persons employed to provide investor relations activities in a 12 month period must not exceed 2% of the issued Common Shares of the Corporation, calculated at the date the option was granted.

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised, shall again be available for grants under the Plan. No fractional shares shall be issued. Please refer to Section 1.8(d) for the manner in which fractional share value shall be treated.

(b) If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in

(i) the number or kind of shares or other securities reserved for issuance pursuant to the Plan, and

(ii) the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares;

provided, however, that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares. If the Corporation is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provisions for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5 Amendment and Termination

(a) The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(b) With the consent of the affected participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges.

(c) If the Participant is an insider of the Corporation at the time of the proposed amendment, disinterested shareholder approval must be obtained for any reduction in the exercise price.

1.6 Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued

or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.7 Effective Date

The Plan shall be effective upon the approval of the Plan by:

(a) any other exchange upon which the Common Shares of the Corporation may be posted and listed for trading;

(b) the shareholders of the Corporation, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Corporation entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan; and

(c) all stock options outstanding on the effective date of the Plan shall be deemed to be governed by the Plan except that in the event of any conflict between the terms of such previously granted stock options and the Plan, the terms of such previously granted stock options shall prevail.

1.8 Miscellaneous

(a) Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

(b) Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(c) The Plan does not give any Participant or any employee of the Corporation or any of its associated, affiliated, subsidiary or controlled companies the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Corporation or any of its associated, affiliated, subsidiary or controlled companies. The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Corporation or any of its subsidiaries other than as specifically provided for in the Plan.

(d) For Options granted to employees, Consultants or management company employees, the Corporation represents that the Participant is a bona fide employee, Consultant or management company employee.

(e) No fractional Common Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 2. Options

2.1 Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions governing each Option granted under the Plan, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the duration of the Option, the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option or the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2 Option Price

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the Discounted Market Price of the Common Shares on the Exchange on which the Corporation's shares are listed on the trading day immediately preceding the date of the grant.

The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(b) hereof.

2.3 Hold Period

All Options and any Common Shares issued on the exercise of Options must be legended with a four month Exchange hold period *commencing on the date the Options were granted*, in additional to any resale restriction under Securities Laws.

2.4 Exercise of Options

(a) Options granted must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board.

(b) Options will become exercisable in accordance with the vesting schedule set out in 2.5.

(c)   Options shall not be assignable and transferable by the Participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative.

(d)   Subject to Section 2.3(a) and except as otherwise determined by the Board:

     (i)   if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable within 90 days after the Termination Date except if the Participant performs investor relation services, then such Option will be exercisable within 30 days of ceasing to perform the investor relations services. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

     (ii)   if a Participant dies, the legal representative of the Participant may exercise the Participant's Options within twelve months after the date of the Participant's death, but only to the extent the Options were by their terms exercisable on the date of death;

(e)   Each Option shall be confirmed by an option agreement executed by the Corporation and by the Participant.

(f)   The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

2.5   Vesting Schedule

Participants have the right to exercise their Options subject to the following schedule:

(a)   20% of the shares of the Option, or any portion thereof, shall be eligible for exercise by the Participant after 4 months from date of grant;

(b)   a further 20% of the shares of the Option, or any portion thereof, shall be eligible for exercise by the Participant after 8 months from date of grant together with any unexercised portion of the Option referred to in subparagraph (a) above;

(c)   a further 20% of the shares of the Option, or any portion thereof, shall be eligible for exercise by the Participant after 12 months from date of grant together with any unexercised portion of the Option refe   rred to in subparagraphs (a) and (b) above;

(d)   a further 20% of the shares of the Option, or any portion thereof, shall be eligible for exercise by the Participan t after 15 m onths from date of grant together with any unexercised portion of the Option referred to in subparagraphs (a), (b) and (c) above; and

(e)   the balance of shares of the Option, or a   ny portion thereof, shall be eligible for exercise by the Participant after 18 months from date of grant toge ther with any unexercised portion of the Opti on referred to in subparagraphs (a), (b), (c) and (d) above.

Exhibit 4.2

Approved by the Board of Directors on
November 23, 2006 and approved by the Members at
the Annual General Meeting held on November 23, 2006



RARE ELEMENT RESOURCES LTD.

Suite 410, 325 Howe Street
Vancouver, B.C. V6C 1Z7

ADDENDUM - INCENTIVE SHARE OPTION PLAN

November, 2006

ADDENDUM TO STOCK OPTION PLAN

THIS ADDENDUM dated effective as of the 23rd day of November, 2006

WHEREAS Rare Element Resources Ltd. (the "Company") amends the number of shares reserved for issuance pursuant to the exercise of stock options in the Stock Option Plan dated December 11, 2002 (the "Plan") as follows:

1.   Section 1.4 (a) of the Plan shall be deleted in its entirety and substituted by the following:

"1.4   Shares Reserved

(a)   The ma ximum n umber o f Common Shares which m ay be reserved for issuance for all purposes under the Plan shall not exceed 4,129,544 common shares with vesting provisions   for plan s tha t rese rve m ore than 10%.

The ma ximum n umber o f Common Shares which m ay be reserved for issuance to any one person in a 12 m onth period under the Plan shall be 5% of the C ommon Shares outstanding at the tim e of the grant (on a non-diluted basis) less the aggregate nu mber of Common Shar es reserved for issuance to such person under an   y other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.

The num ber of options granted to a ny one Consultant or to any persons employed t o provide investor relati ons activities in a 12 m   onth period must not exceed 2% of the issued Common Shares of the Corporatio   n, calculated at the date the option was granted."

2.   All of the capitalized terms not defined herein shall bear the meaning assigned thereto in the Plan.

Exhibit 4.3

Approved by the Board of Directors on
November 23, 2006 and approved by the Members at
the Annual General Meeting held on November 23, 2006



RARE ELEMENT RESOURCES LTD.

Suite 410, 325 Howe Street
Vancouver, B.C. V6C 1Z7

ADDENDUM - INCENTIVE SHARE OPTION PLAN

December, 2007

ADDENDUM TO STOCK OPTION PLAN

THIS ADDENDUM dated effective as of the 3rd day of December, 2007

WHEREAS Rare Element Resources Ltd. (the "Company") amends the exercise of options in the Stock Option Plan dated December 11, 2002 (the "Plan") as follows:

1.   Add a new sub-section to Section 2.4 "Exercise of Options" to the Plan as follows:

> **"2.4   Exercise of Options**
>
> > (g)   If an independent arm 's length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Corporation, all   Options shall immediately become vested and m ay thereupon be exerci sed in whole or in part by the Participant."

2.   All of the capitalized terms not defined herein shall bear the meaning assigned thereto in the Plan.

Exhibit 4.4

Approved by the Board of Directors on
December 5, 2008 and approved by the Members at
the Annual General Meeting held on December 5, 2008



RARE ELEMENT RESOURCES LTD.

Suite 410, 325 Howe Street
Vancouver, B.C. V6C 1Z7

ADDENDUM - INCENTIVE SHARE OPTION PLAN

December, 2008

ADDENDUM TO STOCK OPTION PLAN

THIS ADDENDUM dated effective as of the 5th day of December, 2008

WHEREAS Rare Element Resources Ltd. (the "Company") amends the number of shares reserved for issuance pursuant to the exercise of stock options in the Stock Option Plan dated December 11, 2002 (the "Plan") as follows:

1.   Section 1.4 (a) of the Plan shall be deleted in its entirety and substituted by the following:

"1.4   Shares Reserved

(a)   The ma ximum n umber o f Common Shares which m ay be reserved for issuance for all purposes under the Plan shall not exceed 4,773,347 common shares with vesting provisions   for plan s tha t rese rve m ore than 10%.

The ma ximum n umber o f Common Shares which m ay be reserved for issuance to any one person in a 12 m onth period under the Plan shall be 5% of the C ommon Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate nu mber of Common Shar es reserved for issuance to such person under an   y other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.

The num ber of options granted to a ny one Consultant or to any persons employed t o provide investor relati ons activities in a 12 m   onth period must not exceed 2% of the issued Common Shares of the Corporatio   n, calculated at the date the option was granted."

2.   All of the capitalized terms not defined herein shall bear the meaning assigned thereto in the Plan.

Exhibit 4.5

Approved by the Board of Directors on
December 7, 2009 and approved by the Members at
the Annual General Meeting held on December 7, 2009



ADDENDUM - INCENTIVE SHARE OPTION PLAN

December, 2009

ADDENDUM TO STOCK OPTION PLAN

THIS ADDENDUM dated effective as of the 7th day of December, 2009

WHEREAS Rare Element Resources Ltd. (the "Company") amends the number of shares reserved for issuance pursuant to the exercise of stock options in the Stock Option Plan dated December 11, 2002 (the "Plan") as follows:

1.   Section 1.4 (a) of the Plan shall be deleted in its entirety and substituted by the following:

>   **"1.4   Shares Reserved**
>
>   (a)   The ma ximum n umber o f Common Shares which m ay be reserved for issuance for all purposes under the Plan shall not exceed 5,779,347 common shares with vesting provisions   for plan s tha t rese rve m ore than 10%.
>
>   The ma ximum n umber o f Common Shares which m ay be reserved for issuance to any one person in a 12 m onth period under the Plan shall be 5% of the C ommon Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate nu mber of Common Shar es reserved for issuance to such person under an y other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.
>
>   The num ber of options granted to a ny one Consultant or to any persons employed t o provide investor relati ons activities in a 12 m onth period must not exceed 2% of the issued Common Shares of the Corporatio n, calculated at the date the option was granted."

2.   All of the capitalized terms not defined herein shall bear the meaning assigned thereto in the Plan.

Exhibit 5.1

MOI SOLICITORS
McCULLOUGH O'CONNOR IRWIN LLP

October 18, 2010

David Gunasekera
Direct Line: 604-646-3325
E-mail: dgunasekera@moisolicitors.com

Rare Element Resources Ltd.
Board of Directors
Suite 410 – 325 Howe Street
Vancouver, BC V6C 1Z7

Dear Sirs:

Re: Rare Element Resources Ltd. – 2002 Incentive Share Option Plan

We have acted as Canadian counsel to Rare Element Resources Ltd. (the "**Corporation**"), a corporation incorporated under the laws of British Columbia, with respect to certain legal matters relating to the Registration Statement on Form S-8 (the "**Registration Statement**") filed by the Corporation with the U.S. Securities and Exchange Commission (the "**Commission**") under the Securities Act of 1933, as amended (the "**Securities Act**"), for the purpose of registering under the Securities Act an aggregate of 5,779,347 common shares of the Corporation, without par value (the "**Additional Shares**"), issuable under the Corporation's 2002 Incentive Share Option Plan, as amended (the "**Plan**").

In order to render our opinions, we have examined and are relying on originals or copies of the following documents:

(a) the Registration Statement;

(b) a certificate of an officer of the Corporation dated the date hereof certifying certain factual matters including:

(i) the articles of the Corporation;

(ii) resolutions of the board of directors of the Corporation authorizing, among other things, the Plan and the issue of Additional Shares on the exercise of option, granted under the Plan;

(iii) the resolution of the shareholders of the Corporation approving the amendment to the Plan; and

(c) a certificate of compliance dated the date hereof, issued under the *Business Corporations Act* (British Columbia) in respect of the Corporation.

We have considered such questions of law and examined such statutes and regulations of the Province of British Columbia and of Canada applicable therein as they exist on the date hereof, as we considered necessary or relevant as a basis for our opinions.

{4324-001\00427071.DOC.}

Suite 2610, Oceanic Plaza | 1066 West Hastings Street
Vancouver, British Columbia | V6E 3X1 | Canada
TELEPHONE 604 687 7077 | FACSIMILE 604 687 7099
WWW.MOISOLICITORS.COM

The opinions expressed herein are limited to the statutes and regulations of the Province of British Columbia and of Canada applicable therein having the force of law on the date hereof (collectively, "**B.C. Law**").

We assume no obligation to revise or supplement this opinion should B.C. Law change subsequent to the date hereof by legislative action, judicial decision or otherwise or if there is a change in any fact or facts after the date hereof.

As a basis for our opinions, we have made the following assumptions and have relied upon the following:

(a) the Additional Shares will be issued and sold only in accordance with the terms of the Plan;

(b) all signatures on documents submitted to us are genuine, all documents submitted to us as originals are authentic and complete, and all documents submitted to us as copies conform to authentic and complete original documents;

(c) none of the documents, originals or copies of which we have examined, has been amended, supplemented or revoked; and

(d) all relevant individuals had full legal capacity at all relevant time

We have relied upon the certificates and other documents referred to above with respect to the accuracy of the factual matters contained therein and we have not performed any independent check or verification of such factual matters.

When our opinion refers to Additional Shares of the Corporation as being "fully-paid and non-assessable", we express no opinion as to the sufficiency of the consideration received by the Corporation therefor.

On the basis of the foregoing and subject to the qualifications and limitations hereinafter expressed, we are of the opinion that when the Additional Shares have been issued on the exercise in accordance with the Plan of stock options duly granted, vested, and exercisable under the Plan, and subject to receipt by the Corporation of the full exercise price therefor in accordance with the provisions of the Plan and the respective terms of the grant of such stock options, the Additional Shares will be issued as fully-paid and non-assessable common shares of the Corporation.

This opinion letter has been prepared to be filed by the Corporation as an exhibit to the Registration Statement and must not be quoted from or referred to in any other documents without our prior written consent. The opinions hereinbefore expressed are given and effective as of the date hereof and we assume no obligation to advise you of any factual or legal developments in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to be named in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules of the Commission thereunder.

Yours truly,

McCULLOUGH O'CONNOR IRWIN LLP



David Gunasekera

DG/kv

Enclosures

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated October 16, 2009 relating to the consolidated financial statements as at June 30, 2008 and 2009 and for each of the years in the three year period ended June 30, 2009, which appear in Rare Element Resources Ltd.'s Registration Statement on Form 20-F filed on November 17, 2009, as amended on December 22, 2009 and January 14, 2010.

/s/ DeVisser Gray LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia

October 18, 2010